April 24, 2014

Via Edgar

Ms. Block
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Royal Bakery Holdings, Inc. (the “Company”)
Registration Statement on Form S-1(the “Original Form S-1”)
Filed December 31, 2013
File No. 333-193143

Dear Ms. Block:

The Company has received your letter dated January 27, 2014 providing comments to the Company’s Registration Statement.  The Company has set forth below in bold the comments in your letter followed by its response to each comment.

Simultaneous with the submission of this letter to you, the Company is (i) filing on the EDGAR filing system of the U.S. Securities and Exchange Commission an amendment to the Amendment No. 1 to the Original Form S-1 (the “Amended Form S-1”), (ii) submitting as correspondence on the EDGAR system a copy of the amended Registration Statement marked to show additions (double underline) and deletions (strike through) to the Original Form S-1 so that you better see and understand the changes that have been made in response to your comments or (iii) submitting as correspondence on the EDGAR system a draft of the opinion to be provided as Exhibit 5.1 in a future amendment to the Registration Statement.

General,

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the staff of the US Securities and Exchange Commission (the “Staff”) that no such written communications or research reports have been presented, published or distributed as of the date of this letter. If such written communications or research reports are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

April 24, 2014

2.
Please provide us your analysis addressing why you should not be considered a shell company under rule 405 of the Securities Act.  In the alternative please revise to identify yourself as a shell company in one of the introductory paragraphs of your prospectus summary.  Your analysis should be based on your assets and operations rather than the assets and operations of your affiliates.

To be a shell company under Rule 405 a company must have no or nominal operations.  Royal Bakery Holdings, Inc. has active operations that are focused on establishing the Ovo brand and catering to those eating establishments that fall within the Ovo family.  Since the filing of the Original Form S-1, the Company has reached milestones (including the opening of Egg Tart Café United Holdings LLC’s  first sub-franchisees) and it continues to devote substantial time and money to reaching this goal.  The Company’s operations to date include:

●
expending time and money to, among other matters, obtain a franchising license in California, develop a business plan, hire consultants for the design of its brand and sign up Egg Tart Café United Holdings LLC (ETCUH) as our sub-franchisor to sign up sub-franchisees in California, prepare a menu, procure a source of food products for its sub-franchisee and other parties;

●	spending over $18,000 to have consultants come from Hong Kong to advise on developing the Ovo menu;

●	work along with ETCUH in overseeing the opening of the first Ovo branded food truck sub-franchisee and providing training to the operator;

●	work along with ETCUH in overseeing the opening of its first Ovo branded restaurant sub-franchisee (located at 171 2nd Street, San Francisco) and providing training to the operator;

●	facilitating negotiations with its sub-franchisor and an unrelated third party for the opening of an additional Ovo branded restaurant sub-franchisee in San Francisco.

The Company strives to turn from a start-up company into a regional presence and eventually a regional force.  It has set out in the prospectus included in the Amended Form S-1 its plan of operations and is available to discuss it with you in greater detail as needed.

3.	Please update the financial statements as necessary, to comply with Rule 8-08 of Regulation S-X.

The Company has updated the financial statements included in the Registration Statement. They now cover the fiscal years ended December 31, 2012 and December 31, 2013.  The Company has made corresponding changes throughout the Registration Statement, most notably to “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

4.	A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

The Company has included an updated consent from the auditors as exhibit 23.1

April 24, 2014

Registration Statement Cover Page

5.
Please revise the “Proposed Maximum Aggregate Offering Price” in the registration fee table to reflect the aggregate offering price calculated as the “Amount to be Registered” multiplied by the “Proposed Maximum Offering Price Per Security.”

The Company revised the “Proposed Maximum Aggregate Offering Price” in the registration fee table accordingly.

Outside Front Page of Prospectus

6.	Please remove the first two sentences of the opening paragraph that begin “Royal Bakery Holdings is a development…” as this disclosure is not responsive to Item 501 of Regulation S-K.

Those sentences have been removed from the front page of the prospectus.

Table of Contents

7.
We note the statement that “any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.”  As it does not appear you are eligible to incorporate information by reference, please delete the language referring to information incorporated by reference.  Please refer to General Instruction VII to Form S-1.

The Company has deleted the language discussing information incorporated by reference.

Prospectus Summary, page i

Royal Bakery and its Business, page i

8.	Please revise to state the type of cuisine with which your sub-franchisor will be involved. We note on page 15 that this will be “Hong Kong Style Cuisine.”

The Company has revised the prospectus summary to include that the sub-franchisor will serve Hong Kong style cuisine.

9.
Please revise to disclose here your auditor’s going concern opinion.  In addition please state the amount of cash you have on hand as of the most recently practicable date, your current monthly burn rate, and the month you will run out of funds without the addition of capital.

The Company revised the prospectus summary to disclose that it is a “going concern” and to include the requested information in its cash in hand and its burn rate.

10.	Please revise to briefly disclose your current source of revenues.

The Company has revised the prospectus summary to disclose the two current sources of revenue.

11.	In the prospectus summary, please add disclosure that Egg Tart Café has yet to open any restaurants or any sub-franchisee restaurants.

Since the date of the filing of the Original Form S-1, Egg Tart Café has signed up two sub-franchisees, one an Ovo branded food truck and the other an Ovo branded restaurant.  The Company has revised the prospectus summary in the Amended Form S-1 to disclose these developments.

April 24, 2014

12.	Please briefly explain how a sub-franchise agreement will operate and how your company will receive revenues. Similarly provide a discussion under “Description of Business,” at page 15.

The Company has revised the prospectus summary and the “Description of Business” to describe further the sub-franchisor agreement and how it will receive revenues thereunder.

13.	Please provide a discussion explaining each of the conflicts of interest disclosed on page 3. State, if true, that there is no agreement stating that any conflicts will be resolved in your favor.

The Company has revised the prospectus summary to explain each conflict of interest and to disclose that there are no agreements in place stating how any such conflicts will be resolved.

14.
It appears form your disclosure on page 18 that some of your officers are currently involved in other businesses. To the extent that your officers intend to devote only a limited amount of time to your business, please revise here to disclose how much time your officers intend to devote to your business and add a risk factor that addresses the effect that this could have on your business.

The Company has revised the prospectus summary to disclose that its officers will only devote a limited time to the business and have added a risk factor on this topic as well.

The Offering, page i

15.	We note Section 4 to exhibit 9.1, Shareholders Agreement. Please advise if the purchasers will need to execute the Shareholders Agreement.

The Purchasers do not need to execute the Shareholders Agreement.

Risk Factors, page 1

16.	Please remove the last sentence from the introductory paragraph. All material risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

The Company has removed the requested language.

17.	Please add a risk factor addressing the additional costs you will occur from being a public company.

The Company has added a risk factor on this topic.

18.
It appears from your signature pages that your officers also serve as directors. Please revise to include a risk factor that addresses the risk associated with the fact that because they are serving in both capacities they will be able to set their own compensation or explain why this is not necessary.

The Company has added a risk factor on this topic.

An inability to obtain additional financing, page 2

19.	Please revise to state how much cash you have on hand as of the most recently practicable date. Please also update with any subsequent amendment.

The Company has updated this risk factor to include the amount of cash on hand as of February 28, 2014 and to disclose its monthly burn rate.

April 24, 2014

20.
We note the disclosure on page 22 that “two of [y]our directors are stationed in Hong Kong.”  Please provide a risk factor identifying them, addressing the fact that shareholders may have difficulty obtaining service of process against them, and discussing the difficulty of obtaining judgments against them in foreign courts and the difficulty of having foreign courts honor the judgments of U.S. courts.

The Company has added a risk factor on this topic.

As  an  “emerging growth  company,”  page  4

21.	Please revise the third bullet point to also discuss the exemption available to you from Section 14A(b) of the Securities Exchange Act of 1934.

This risk factor now discusses the exemption available under Section 14A(b) of the Securities Exchange Act of 1934.

Determination of Offering Price, page 6

22.
Please revise the first paragraph to state, as indicated on the outside front page of your prospectus that the stockholders are selling the shares at $1 per share until such time as the shares are quoted on the OTC Bulletin Board.

The Company has revised this section to reflect the requested disclosure.

Selling Stockholders, page 6

23.
Please tell us whether Eunik Investment, or any other selling shareholder, is a broker-dealer or an affiliate of a broker-dealer.  If it is an affiliate of a broker- dealer but is not a broker dealer itself, please revise the prospectus to state that it (1) purchased its shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares.  If Eunik Investment, or any other selling shareholder, is an affiliate of a broker-dealer but you are not able to make these statements in the prospectus please revise to name it as an underwriter in the prospectus.  To the extent that Eunik Investment is a broker-dealer please revise to name it as an underwriter in the prospectus.

To the Company’s knowledge, none of the selling shareholders, including Eunik Investment, is a broker-dealer or an affiliate of a broker-dealer

24.	Please provide a footnote disclosing the natural persons who exercise beneficial ownership over the shares owned by Eunik Investment.

The Company has added a footnote to the Selling Shareholder section to disclose that Eunik Investment has two shareholders, Nikki Ma and her brother Eugene Ma, each of whom owns 50% of the outstanding capital stock of Eunik Investment.

April 24, 2014

Management’s  Discussion  and  Analysis, page  10

Plan of Operation, page 10

25.
We note the reference to timeframes such as “[i]n the first 30 days,” “[i]n 60 days” and “[i]n the first 270 days.” Please revise to clearly state the starting date from which you are measuring.  Is it from December 31, 2013, the date you filed the registration statement?  To the extent that the timeframes have changed due to the passage of time please update the discussion accordingly.

The Company has revised the prospectus per your comment above.

26.
We note the statement on page 11 “[w]e keep working on its menu and providing technical assistance.” Please revise to explain here what responsibilities you have over Majestic Production.  Explain whether this is based on contractual arrangement or otherwise.

The Company has revised the prospectus to reflect that this is not a contractual obligation, but it is in interest of Royal Bakery to assist Majestic Production to control the food quality to ascertain the products that bear the Ovo brand name and the hold down the production costs as it ultimately has bearing the to the selling price of the Ovo brand food items and to gain competitiveness in the market place.

27.
Please revise this discussion to explain the budget that goes along with each step in your timeline.  We note on page 13 that you plan “to invest $250,000 to execute the business plan.”  In doing so please also discuss the approximate planned cost of individual items such as hiring a product designer, a brand designer, an interior designer, consultants from Hong Kong, hiring two full time employees, and setting up “another central kitchen.”

The Company has revised the Amended Form S-1 accordingly.

28.
To the extent that any of the steps discussed are to be done by your affiliates rather than you and if any costs are to be borne by your affiliates rather than you please revise to clearly explain. We note for example that you “plan to set up another central kitchen.”  However we note from page 15 that Majestic Production, not you, owns your central kitchen.

The Company has revised the prospectus per your comment above.

29.	Please revise to clearly state when you expect Egg Tart Café to likely launch its first OVO Café.

The Company has revised the prospectus to state that the first OVO branded food truck began operations in January 2014 and the first OVO branded restaurant opened in February 2014.

30.	State when you expect to begin collecting your first royalties and first fees and in what amount.

As stated in the revised prospectus, (i) an agreement was entered into for the first Ovo branded food truck in January 2014, and The Company has applied the franchise fee of $5,000 for that food truck against the $50,000 that it will receive under the Sub-Franchisor Agreement (already received $20,000 as of December 31, 2013) and (ii) an agreement was entered into for the first OVO branded restaurant in February 2014, and the Company applied the franchise fee of $14,500 against the $50,000 that it will receive under the Sub-Franchisor Agreement (already received $20,000 as of December 31, 2013).  The Company began collecting its first royalty fees in April 2014 for the previous months period.

April 24, 2014

Revenue, page 12

31.	We note the disclosure that Hongry Kong started to buy food products from Royal Bakery. Please clarify if these food products were produced by Royal Bakery or a third party.

The Company has revised the prospectus to disclose that these sales are part of the bakery and food product resale business and that the food sold to Hongry Kong was originally purchase form Majestic Productions.

Description of Business, page 15

32.
We note the disclosure on page 22 that “two of [y]our directors are stationed in Hong Kong.”  If either of these directors are also officers of the company please discuss how they will manage operations in California while residing overseas.

The Company has revised the prospectus per your comment.

Franchise Fees and Royalty Fees, page 15

33.
Please revise the first paragraph to state, as indicated on page F-11, that you will provide Egg Tart Café a defined territory, training for up to 15 hours, a loaned copy of the Company’s Confidential Policy Manual, and samples of advertising and marketing materials.

The Company has revised the prospectus per your comment.

34.	Please delete marketing language that cannot be objectively substantiated such as “elegant atmosphere,” “delicious foods,” and “attractive prices.”

The Company has revised the prospectus per your comment.

Food and Product Sales, page 15

35.
We note the statement regarding your agreement with Majestic Production that “[u]nder the agreement, [you] are to purchase no less than $500,000 of products from Majestic Production in the first year and no less than $750,000 and $1,000,000 in the second and third year.”  Please revise to explain from what date these dates are measured.  In addition please revise to state whether there is any consequence if you do not purchase these amounts in these timeframes.

Since filing the Original Form S-1, the Company has amended the agreement with Majestic Production.  The agreement is no longer binding and the purchase amounts set out therein are agreed upon goals and not set amounts.  The Company has revised the Amended Form S-1to reflect these changes.

April 24, 2014

The Restaurant Industry, page 15

36.
Please remove statistics about the size of the national restaurant market as it appears you will only be operating within a subsegment of this market and this does not represent your market potential.  In this regard we note reference to “$660.5 billion,” “980,000 restaurants,” “$1.8 billion,” “four percent of the U.S. gross domestic product,” and “13.1 million employees.”

The Company has revised the prospectus per your comment.

Our Business Strategies, page 16

37.	Please revise the second paragraph to indicate when you intend to execute this part of your strategy.

The Company has revised the prospectus per your comment.

Management, page 17

38.	Please revise this section to clearly identify which persons serve as your directors.

The Company has revised the prospectus to more clearly indicate that each of Tommy Yu Yan Cheung, Winnie Sze Wing Cheung and Nikki Ma is a director of the Company.

Certain Relationships and Related Transactions, page 21

39.	Please revise the first bullet on page 22 to state how much was paid in December 2012.

The Company has revised the prospectus per your comment.

Signatures, page II-6

40.
Please revise the second half of the signature block to provide signatures with the indicated capacities of Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer or Controller. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

The Company has revised the prospectus per your comment.

April 24, 2014

Exhibit 5.1

41.	Please revise to file a signed and dated legality opinion prior to effectiveness.

A signed and dated legality opinion will be provided prior to effectiveness.

The Company has revised the signature page to the Registration Statement to make the requested change.

In addition to the above responses to your comments, the Company hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Tommy Yu Yan Cheung

cc:           Heather Clark
                Linda Cvrkel
John Dana Brown